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                          PRUDENTIAL TAX-MANAGED FUNDS
                              GATEWAY CENTER THREE
                               100 MULBERRY STREET
                          NEWARK, NEW JERSEY 07102-4077

                                October 24, 2000
BY EDGAR

Attention:  Filing Desk
Investment Management Division
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Prudential Tax-Managed Funds
      File Nos. 333-66895, 811-09101

Ladies and Gentlemen:
                             Request for Withdrawal

Pursuant to Rule 477 of the Securities Act of 1933, we would like to withdraw Post-Effective Amendments Nos. 2 through 10 to the Registration Statement on Form N-1A of Prudential Tax-Managed Funds (Post-Effective Amendments Nos. 3 through 10 were delaying amendments filed as form types 485BXT). The investment adviser has determined not to offer in the near term the Prudential Tax-Managed Growth Fund to which the Post-Effective Amendments relate. Please withdraw (1) accession number 0000912057-99-011121, form type 485APOS, filed December 30, 1999, (2) accession number 0000912057-00-011154, filed March 13, 2000, (3)
accession number 0000912057-00-017402, filed April 11, 2000, (4) accession number 0000912057-00-022882, filed May 10, 2000, (5) accession number
0000912057-00-027772, filed June 8, 2000, (6) accession number
0000912057-00-030931, filed July 6, 2000, (7) accession number
0000912057-00-034492, filed August 3, 2000, (8) accession number
0000912057-00-039841, filed September 1, 2000 and (9) accession number 0000912057-00-042966, filed September 28, 2000.

Please call me at (973) 367-7525 if you have any questions.

Sincerely,

PRUDENTIAL TAX-MANAGED FUNDS

/S/ MARGUERITE E.H. MORRISON
----------------------------
Marguerite E.H. Morrison
Secretary